Direct line: (514) 340-8790
Direct fax: (514) 734-8379
Cell: (514) 294-2979
lmatthews@gildan.com

VIA EDGAR

January 24, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.
20549

Re:         Gildan Activewear Inc.
Form 40-F for Fiscal Year Ended October 2, 2011
Filed December 12, 2011
File No. 001-14830

Dear Sirs:

We acknowledge receipt of your comment letter dated January 19, 2012 in connection with the above-referenced matter.

Further to our telephone conversation with Ms. Suying Li, we would like to advise you that we will provide you with the requested response by February 16, 2012.

Should you have any questions or concerns, do not hesitate to contact the undersigned.

Yours very truly,
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary

LM/cg